SEC - 82-4504

Form 27

Securities Act
MATERIAL CHANGE REPORT
Under Section 85(1) of the Act

02 APR 30 AM 11:45

SUPPL

Item 1 **Reporting Issuer**

ROCK RESOURCES INC.
Suite #910, 510 Burrard Street
Vancouver, B.C. V6C 3A8
Telephone: (604) 688-3304
Fax: (604) 682-6038

Item 2 **Date of Material Change**

April 16, 2002 - Vancouver, British Columbia

02028707

Item 3 **Press Release**

April 16, 2002

Item 4 **Summary of Material Change** Please see item 5 below for details.

Rock Resources Inc. and Tres-Or Resources Ltd. have executed an Agreement to acquire a two thirds interest in the Temagami North Option, comprising 104 non-contiguous claim units in the New Liskeard/Cobalt kimberlite field in northeastern Ontario.

Item 5 **Full Description of Material Change**

PROCESSED
P MAY 14 2002
THOMSON
FINANCIAL

TEMAGAMI NORTH OPTION – ROCK AND TRES-OR SIGN LETTER AGREEMENT

Rock Resources Inc. ("Rock") and Tres-Or Resources Ltd. ("Tres-Or") are pleased to announce that Rock has executed an Agreement to acquire a two thirds interest in the Temagami North Option, comprising 104 non-contiguous claim units in the New Liskeard/Cobalt kimberlite field in northeastern Ontario.

The Letter of Agreement reached between Rock and Tres-Or allows for aggressive, systematic diamond exploration on the Temagami North Option which covers more than 30 discrete circular magnetic targets. These targets are in an area where more than a dozen kimberlites are already known, half of which are diamondiferous.

Rock has agreed to earn up to a two thirds interest in the various mining claims comprising the Temagami North Option by funding $350,000 in exploration expenditures. Phase I exploration includes up to $150,000 of work by November 30, 2002 to complete detailed ground geophysical surveys, till and stream sampling, kimberlite indicator mineral analyses, backhoe testing and drill testing. Contingent on results, Phase II exploration includes $200,000 to complete 2,000 metres of diamond drilling, sampling and caustic testing.

dli 4/30

On signing of the agreement, Rock paid $5,000 to Tres-Or and shall issue 100,000 shares of the common stock of Rock to Tres-Or on Exchange approval of the agreement.

Rock shall purchase by way of a private placement 145,000 common shares of Tres-Or at $0.35 and a warrant to purchase a further 145,000 common shares of Tres-Or exercisable at $0.50 per share for a twelve month period commencing from the issue date.

Tres-Or will be the Operator and receive a 10% management fee on Phases I and II exploration expenditures. Rock will make two property payments totalling $25,000 to Tres-Or on completion of each exploration phase. On completion of the Letter of Agreement, Rock and Tres-Or will form a Management Committee represented by two parties from Rock and one representative from Tres-Or to determine the rate of expenditures funded two thirds by Rock and one third by Tres-Or.

Item 6 **Reliance on Section 85(2) of the Act**

Not applicable.

Item 7 **Omitted Information**

Not applicable.

Item 8 **Senior Officers**

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following:

Officer: Thomas J. Kennedy
President

Telephone: (604) 688-3304
Fax: (604) 682-6038

Address: Rock Resources Inc.
Suite #910, 510 Burrard Street
Vancouver, B.C. V6C 3A8

Item 9 **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

April 17, 2002
(date)

"Thomas J. Kennedy"

(signature)

Thomas J. Kennedy

(name)

President
(position)

Vancouver, B.C.

(place of declaration)

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE APPLICABLE SECURITIES LEGISLATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

82-4504

ROCK RESOURCES INC.
#910 – 510 Burrard Street, Vancouver, BC, Canada, V6C 3A8
Web Site: www.rockresources.com • Email: info@rockresources.com
CDNX: RCK

02 APR 30

TRES-OR RESOURCES LTD.
1934 – 131 Street, White Rock, BC, Canada, V4A 7R7
Web Site www.tres-or.com• Email: info@trs-or.com
CDNX: TRS

SUPPL

April 16, 2002

NEWS RELEASE

TEMAGAMI NORTH OPTION – ROCK AND TRES-OR SIGN LETTER AGREEMENT

Rock Resources Inc. ("Rock") and Tres-Or Resources Ltd. ("Tres-Or") are pleased to announce that Rock has executed an Agreement to acquire a two thirds interest in the Temagami North Option, comprising 104 non-contiguous claim units in the New Liskeard/Cobalt kimberlite field in northeastern Ontario.

The Letter of Agreement reached between Rock and Tres-Or allows for aggressive, systematic diamond exploration on the Temagami North Option which covers more than 30 discrete circular magnetic targets. These targets are in an area where more than a dozen kimberlites are already known, half of which are diamondiferous.

Rock has agreed to earn up to a two thirds interest in the various mining claims comprising the Temagami North Option by funding $350,000 in exploration expenditures. Phase I exploration includes up to $150,000 of work by November 30, 2002 to complete detailed ground geophysical surveys, till and stream sampling, kimberlite indicator mineral analyses, backhoe testing and drill testing. Contingent on results, Phase II exploration includes $200,000 to complete 2,000 metres of diamond drilling, sampling and caustic testing.

On signing of the agreement, Rock paid $5,000 to Tres-Or and shall issue 100,000 shares of the common stock of Rock to Tres-Or on Exchange approval of the agreement.

Rock shall purchase by way of a private placement 145,000 common shares of Tres-Or at $0.35 and a warrant to purchase a further 145,000 common shares of Tres-Or exercisable at $0.50 per share for a twelve month period commencing from the issue date.

Tres-Or will be the Operator and receive a 10% management fee on Phases I and II exploration expenditures. Rock will make two property payments totalling $25,000 to Tres-Or on completion of each exploration phase. On completion of the Letter of Agreement, Rock and Tres-Or will form a Management Committee represented by two parties from Rock and one representative from Tres-Or to determine the rate of expenditures funded two thirds by Rock and one third by Tres-Or.

ON BEHALF OF
THE BOARD OF DIRECTORS OF
ROCK RESOURCES INC.

"Graeme Rowland"

Graeme Rowland
Chairman

ON BEHALF OF
THE BOARD OF DIRECTORS OF
TRES-OR RESOURCES LTD.

"Laura Lee Duffett"

Laura Lee Duffett
President

For further information contact:
Dwayne Yaretz, Corporate Secretary, Rock Resources Inc.
Phone: 1-888-ROCK-RES (762-5737) Fax: (604) 682-6038
E-Mail: dwayne@rockresources.com Website: www.rockresources.com

For Tres-Or Resources Ltd.: Laura Lee Duffett, P.Geo., President
Phone: (604) 541-8376 Fax: (604) 541-8926
E-Mail: info @tres-or.com Website: www.tres-or.com